UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Orbotech Ltd.

(Name of Issuer)

Common Stock, Par Value NIS 0.14 per Share

(Title of Class of Securities)

M75253100

 (CUSIP Number)

Anthony Reich, Ion Asset Management, 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

25 March 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M75253100	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON Jonathan Half
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,132,758
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,132,758
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,132,758
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON Stephen Levey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,132,758
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,132,758
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,132,758
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON Ion Asset Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,132,758
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,132,758
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,132,758
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO/IA

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value NIS 0.14 per share (the “Common Stock”) of Orbotech Ltd., (the “Issuer” or the “Company”). The address of the Issuer’s principal executive offices is Orbotech Park Ltd., P.O. Box 215, Yavne, Israel 81102.

Item 2.  Identity and Background

(a)	This Schedule 13D is being submitted by Jonathan Half, Steven Levey, and Ion Asset Management Ltd. (the “Management Company”) (collectively, the “Reporting Persons”).

(b)
The principal business address of Messrs. Half and Levey is 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel. The principal business address of Ion Asset Management Ltd. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)
The principal business of the Management Company is to serve as an investment manager to hedge funds and managed accounts (collectively, the “Funds”).  The principal occupation of Mr. Half is serving as Portfolio Manager for the Management Company.  The principal occupation of Mr. Levey is serving as Portfolio Manager for the Management Company.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Half and Levey are Israeli citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Funds expended an aggregate of approximately $27,588,597of their own investment capital to acquire the 2,132,758 shares held by them.

Item 4.  Purpose of Transaction

The Reporting Persons have been long-time investors in the common stock of the Company, and have acquired those shares for investment purposes.

The Reporting Persons have engaged in discussions with Company management, and intend to do so in the future with Company management and its board, with respect to the Company’s large cash balance and the advisability of a distribution to shareholders.  The Reporting Persons also intend to engage in discussions with Company management and its board concerning the Company’s board structure, including staggered board of director terms, and the composition of the current Company board of directors.

The Reporting Persons may seek to discuss other topics in the future, including but not limited to the Company’s operations, strategy, management, capital structure and the strategic alternatives that may be available to it.  The Reporting Persons may have such discussions with other shareholders of the Company, other industry or market participants, members of the Company’s management or board.  The Reporting Persons may seek board representation or nominate or recommend persons for nomination to the board, may make proposals concerning changes to the operations, management or capital structure of the Company.  The Reporting Persons (and affiliates) may purchase additional shares of common stock or other securities of the Company (including derivative securities) or may sell or transfer shares of common stock or other securities of the Company (including derivative securities) in public or private transactions and may engage in hedging transactions.  The Reporting Persons reserve the right to change their intentions at any time.  Except as described in this Schedule 13D, and except for agreements among the Reporting Persons, there are no agreements or arrangements with any other persons or entities with respect to the Company’s securities.

Page 5 of 9 Pages

Item 5.  Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, the Reporting Persons beneficially own, in the aggregate, 2,132,758 shares of the Common Stock of the Issuer, held by the Funds, representing approximately 5.11% of the Issuer’s outstanding shares, based upon the 41,764,240 shares stated to be outstanding as of 12/31/2013 by the Issuer in the Issuer’s Form 20F filed with the Securities and Exchange Commission on 02/21/2014.

(b)	Each of the Reporting Persons shares voting and dispositive power over the 2,132,758 shares of Common Stock.

(c)	Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement, dated as of April 1, 2014.

Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Ion Asset Management Ltd.

Dated: 1 April 2014	By:	/s/ Jonathan Half /s/ Stephen Levey
Jonathan Half Stephen Levey
Director Director

Dated: 1 April 2014	By:	/s/ Jonathan Half
Jonathan Half

Dated: 1 April 2014	By:	/s/ Stephen Levey
Stephen Levey

Page 7 of 9 Pages

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares effected by a Reporting Person during the past sixty days.  All transactions were purchases or sales of Shares affected in the open market through a broker.

Name of Reporting Person	Trade Date	Shares Purchased (Sold)	Price Per Share (U.S. $)
Jonathan Half	02-Jan-14	16,500	13.31
Stephen Levey	03-Jan-14	18,610	13.27
Ion Asset Management Ltd.	07-Jan-14	14,655	13.35
	08-Jan-14	7,803	13.38
	13-Jan-14	25,411	13.33
	14-Jan-14	2,418	13.35
	22-Jan-14	(4,200)	14.11
	27-Jan-14	19,974	13.46
	28-Jan-14	300	13.60
	29-Jan-14	21,524	13.62
	30-Jan-14	950	13.64
	31-Jan-14	29,982	13.62
	03-Feb-14	97,674	13.27
	04-Feb-14	21,147	13.30
	05-Feb-14	21,901	13.24
	06-Feb-14	11,924	13.28
	07-Feb-14	13,986	13.34
	10-Feb-14	3,227	13.71
	11-Feb-14	1,159	13.69
	13-Feb-14	(4,509)	14.00
	14-Feb-14	(6,820	14.00
	18-Feb-14	188,527	13.45
	19-Feb-14	40,978	13.51
	20-Feb-14	79,429	13.50
	21-Feb-14	17,049	13.49
	24-Feb-14	29,176	13.66
	26-Feb-14	(9,154	14.09
	27-Feb-14	(10,000	14.22
	04-Mar-14	(10,000	14.72
	05-Mar-14	(200	14.85
	10-Mar-14	60,000	14.16
	12-Mar-14	60,000	14.05
	12-Mar-14	168,000	14.16
	13-Mar-14	60,000	14.27
	14-Mar-14	50,000	14.07
	17-Mar-14	50,000	14.25
	18-Mar-14	100,000	14.30
	19-Mar-14	(10,000	14.82
	24-Mar-14	165,000	14.47

Page 8 of 9 Pages

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF ION ASSET MANAGEMENT LTD.

The following sets forth the name, position and principal occupation of each director and executive officer of Ion Asset Management Ltd.  Each such person is a citizen of Israel.  The business address of each director and executive officer is 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel.  Messrs. Half and Levey collectively own a controlling interest in Ion Asset Management Ltd.

Name Jonathan Kolber Stephen Levey Jonathan Half David Cohen Alan Gelman	Position and Principal Occupation Chairman of the Board of Directors Director and Portfolio Manager Director and Portfolio Manager Director Director

Page 9 of 9 Pages